Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	Year-To-Date Ended	Fiscal Year Ended
	September 10, 2016 (28 weeks)	February 27, 2016 (52 weeks)	February 28, 2015 (53 weeks)	February 22, 2014 (52 weeks)	February 23, 2013(1) (52 weeks)	February 25, 2012(2) (52 weeks)
Earnings (loss) from continuing operations before income taxes	$122	$263	$185	$18	$(416)	$(138)
Less net earnings attributable to noncontrolling interests	(2)	(8)	(7)	(7)	(10)	(13)
Net overdistributed earnings of less than fifty percent owned affiliates	—	1	—	1	1	—
Fixed charges	115	236	281	444	313	295
Amortized capitalized interest	—	(1)	(1)	(1)	(4)	(6)
Earnings (loss) available to cover fixed charges	$235	$491	$458	$455	$(116)	$138

Interest expense	102	196	244	407	272	251
Capitalized interest	—	1	1	1	4	6
Interest on operating leases	13	39	36	36	37	38
Total fixed charges	$115	$236	$281	$444	$313	$295

Excess (deficiency) of earnings to fixed charges	$120	$255	$177	$11	$(429)	$(157)
Ratio of earnings to fixed charges	2.05	2.08	1.63	1.02	N/A	N/A

N/A represents a ratio of less than one.

(1)
The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2013 due to $227 of non-cash asset impairment and other charges before tax, administrative expenses related to divested NAI operations, $36 of severance costs before tax, $22 of store closure charges and costs before tax, $22 of non-cash unamortized financing costs before tax and $6 of non-cash intangible asset impairment charges before tax, offset in part by $10 in a cash settlement received from credit card companies before tax.

(2)
The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2012 due to administrative expenses related to divested NAI operations, $92 of non-cash goodwill impairment charges before tax and severance costs of $15 before tax.